Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

October 25, 2016

Mr. Jim O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Post Effective Amendment No. 80

Dear Mr. O’Conner:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversation of October 13, 2016 with respect to Post Effective Amendment No. 80 to Registrant’s Registration Statement filed on August 29, 2016.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You Noted that the fee and expense table numbers were blank.

Response: The calculations for the fee and expense tables are being completed at this time and all required numbers will be included in the Rule 485b filing.

October 25, 2016

2.	You inquired as to whether a line item for “Acquired Fund Fees and Expenses” was required for fee and expense tables that did not include it.

Response: As noted above, the fee and expense table calculations are in the process of being finalized. To the extent that Acquired Fund Fees and Expenses exceeded 0.01% for any given Portfolio, that line item will be included in the associated fee and expense table.

3.	With respect to the Principal Investment Strategies disclosure for the Value Equity Portfolio, you inquired as to the meaning of the phrase “actively managed portion of the Portfolio.”

Response: The next paragraph of the Principal Investment Strategies disclosure states that a portion of the Portfolio may be managed using passive strategies. Registrant believes that, taken as a whole, the Principal Investment Strategies disclosure is clear as to the use of both active and passive investment strategies.

4.	You inquired as to the basis for the upper range of the capitalization definition of “mid-cap” included in the Principal Investment Strategies disclosure for The Value Equity Portfolio.

Response: The range of capitalization for “mid-cap” used in the disclosure is based upon the composition of the Russell Midcap index as of May 27, 2016.

5.	You requested that Registrant explain the extent to which a derivative instrument may be counted as the economic equivalent of an equity investment and whether, for purposes of calculating compliance with the 80% test under Rule 35d-1, such derivatives would be counted up to their mark-to-market value or to the full extent of their notional value.

Response: Derivative instruments are counted as the economic equivalent of an equity investment to the extent that the earnings provided by such instrument, whether realized or unrealized gain or loss, are derived from or based on the value of equity securities. Such derivatives are valued based on their mark-to-market value for purposes of determining compliance with Rule 35d-1.

6.	The Principal Investment Strategies disclosure for The Value Equity Portfolio (and certain other Portfolios) contains the phrase “The Portfolio may also invest in other instruments including option or futures contracts, and similar instruments …” You requested that Registrant define “other instruments” and “similar instruments” and confirm whether they are all derivatives.

Response: Registrant confirms that the only derivative instruments that constitute “principal investment strategies for the Equity Portfolios are option and futures contracts and the disclosure has been modified accordingly.

October 25, 2016

7.	You inquired as to the meaning of the disclosure stating that certain derivative instruments may be used “to gain market exposure pending investment.”

Response: Certain of the Portfolios may use derivatives to ensure that newly invested assets are generating market returns while the respective Specialist Managers either determine how to invest such assets or wait for market conditions to support such investment.

8.	You noted that the Principal Investment Strategies disclosure for The Value Equity Portfolio (and certain other Portfolios) indicates that such Portfolios may invest in a variety of derivatives, but that only futures and options are specifically mentioned in the risk disclosure.

Response: Registrant confirms that the only derivative instruments that constitute “principal investment strategies for the Equity Portfolios are option and futures contracts and the disclosure has been modified accordingly.

9.	With respect to the Principal Investment Risks – Passive Investing Risk disclosure for The Value Equity Portfolio, you asked to what the phrase “the Portfolio’s investment universe” refers, whether the Portfolio tracks the benchmark index, and whether there is a maximum amount of the Portfolio’s assets that may be invested passively.

Response: The phrase “the Portfolio’s investment universe” refers, literally, to the universe of investments in which the Portfolio is permitted to invest. Neither the Portfolio as a whole, nor the passively invested portion of the Portfolio necessarily tracks the benchmark index, although under certain market conditions, if determined to be appropriate by the primary investment adviser, tracking of the benchmark index would be permitted. As is noted in the disclosure related to the investment selection processes for the passive Specialist Managers later in the prospectus, the passively invested portions of the Portfolio attempt to approximate one or more different segments or subsets of the benchmark index as determined to be appropriate by the primary investment adviser in consultation with the respective Specialist Manager. As is also noted elsewhere in the Prospectus, any given Specialist Manager may be allocated anywhere from 0% to 100% of a Portfolio’s assets at any time. Actual allocations as of the most recent fiscal year end are set forth in the Prospectus.

10.	You requested that the Principal Risk disclosure state that investors will incur two levels of fund expenses when the Portfolio invests in ETFs and other investment companies.

Response: The “Investment in Other Investment Companies Risk” disclosure states that “[t]o the extent that the Portfolio acquires shares of investment companies, shareholders bear both their proportionate share of expenses in the Portfolio (including management and advisory fees) and, indirectly, the expenses of the acquired investment companies.”

11.	You requested that a statement that updated performance information is available, along with a web address and/or telephone number, if applicable.

Response: This is not applicable.

October 25, 2016

12.	With respect to The Real Estate Securities Portfolio, you inquired as to the percentage of Portfolio assets to be invested in REITs and other pooled vehicles that are excluded from the definition of an investment company.

Response: In keeping with the Portfolio’s principal investment strategies, as of June 30, 2016, approximately 85% of the Portfolio’s net assets were invested in REITs.

13.	Also with respect to The Real Estate Securities Portfolio’s Principal Investment Strategies, you requested that a more precise definition of “real estate-related company” be provided.

Response: The disclosure has been revised as requested.

14.	You asked to be informed as to any limits on The Real Estate Securities Portfolio’s investments in non-agency MBS, CMBS and ABS securities. To the extent that such securities exceed 15% of the Portfolio’s assets, you inquired as to the procedures by which the Board would determine that such securities are liquid and you requested confirmation that the Portfolio would not invest more than 25% of its assets in non-agency mortgage-backed securities.

Response: With respect to liquidity, the Trust has a policy that no Portfolio will hold illiquid securities in excess of 15% of the value of its net assets. The Trust has liquidity procedures under which liquidity determinations are initiated at the portfolio manager level, with oversight by the Specialist Managers and the Primary Adviser. The Board has approved the procedures and provides additional oversight while receiving and reviewing reports on liquidity determinations. The Board does not, however, make individual liquidity determinations. With respect to the level of investment in non-agency securities, the Portfolio has no set limit on investments in the specified instruments but, at the present time, has no intention of investing in them at a level that would exceed 25% of its total net assets.

15.	In The Real Estate Securities Portfolio’s Principal Investment Strategies you requested that disclosure be added regarding the fact that investors will incur two levels of expenses when the Portfolio invests in REITs, real estate partnerships and other investment companies (including ETFs).

Response: The Principal Risk disclosure related to investments in other investment companies contains the requested disclosure. The Principal Risk disclosure related to Real Estate Investing Risk will be revised as requested.

16.	You requested that the Principal Risk disclosure for The Real Estate Securities Portfolio related to Real Estate Investing Risk note that, to the extent that the Portfolio invests in REITs and real estate partnerships, its distributions may be taxable as ordinary income to investors.

Response: The disclosure has been revised as requested.

October 25, 2016

17.	With respect to The Commodity Returns Strategy Portfolio, you requested an explanation of how the expenses of the Portfolio’s CFC investments are accounted for in the Fee and Expense Table.

Response: The Portfolio and its two wholly-owned CFCs are consolidated for financial statement purposes. As such, consolidated fees and expenses are shown in the Fee and Expense Table. Fees paid to the Specialist Managers managing the CFCs appear under “Management Fees” and all other expenses of the CFCs appear as part of “Other Expenses.” Fees and expenses of the CFCs are not considered acquired fund fees and expenses for this purpose.

18.	With respect to The Commodity Returns Strategy Portfolio, you requested that Registrant explain why it believes that the Portfolio’s investments in commodities derivatives produce income that satisfies the qualifying income test of Section 852(b)(2) of the tax code. You also requested that Registrant disclose whether it believes that such derivatives constitute securities under section 2(a)(36) of the 1940 Act and discuss the impact of the guidance issued by the Treasury on September 28, 2016.

Response: To date, the Portfolio has not invested in any commodity-linked notes, although it retains the ability to make such investments in the future. Should such investments be made and the notes purchased be deemed to not be securities under section 2(a)(36) of the 1940 Act, those notes would be purchased by one of the Portfolio’s two wholly-owned foreign corporations and/or such investments would be made directly by the Portfolio in an amount that would ensure that the Portfolio’s income and gains for a taxable year of the Portfolio from such investments would be equal to or less than 10% of the Portfolio’s gross income.

19.	With respect to The Commodity Returns Strategy Portfolio, you requested that the Commodity-Related Investment Tax Risk disclosure be updated to reflect the guidance issued by the Treasury on September 28, 2016.

Response: The disclosure has been revised as requested.

20.	With respect to The Commodity Returns Strategy Portfolio risk disclosure related to “Leveraging Risk,” you indicated that certain instruments described in the Risk disclosure were not included in the Principal Strategy disclosure and asked that the Principal Strategy Disclosure be updated.

Response: After further review, Registrant has concluded that the investments that would give rise to “leveraging risk” comprise a small enough portion of the Portfolio’s total net assets that this risk does not rise to the level of a “principal risk.” Accordingly, the disclosure has been deleted.

October 25, 2016

21.	With respect to the Principal Investment Strategies for several Portfolios, you noted that the disclosure states that “… a portion of the Portfolio may be managed using a more “passive” investment approach …” You inquired as to the use of the comparative word “more.”

Response: The disclosure will be revised to delete the word “more.”

22.	With respect to the Principal Investment Strategies for The Emerging Markets Portfolio, you noted that the disclosure states that “[t]ypically 80% of the Portfolio’s net assets will be invested in equity securities, equity swaps, structured equity notes, equity linked notes and depositary receipts concentrated in emerging market countries” and inquired as to the meaning of the word “concentrated” in this context.

Response: The disclosure has been revised to provide clarity.

23.	With respect to the Principal Investment Strategies for The Emerging Markets Portfolio, you inquired as to whether Portfolio investments in other investment companies and/or derivative instruments would satisfy the Rule 35d-1 80% test and, if so, why.

Response: As noted above, derivative instruments are counted as the economic equivalent of an underlying investment to the extent that the earnings provided by such instrument, whether realized or unrealized gain or loss, are derived from or based on the value of equity securities. Similarly, investment companies that are themselves invested in the securities of emerging markets countries are counted as investments in emerging markets securities as the economic value of such investments flows directly from the securities in which such investment companies are invested.

24.	With respect to the Principal Investment Strategies for The Core Fixed Income Portfolio, you noted that the Portfolio may invest in securities rated in one of the four highest rating categories and requested that the symbols of the fourth highest category be included.

Response: The disclosure has been revised as requested.

25.	With respect to the Principal Investment Risks for The Core Fixed Income Portfolio, you noted that the Portfolio is subject to High Turnover Risk and requested that such risk disclosure be expanded to state that this portfolio turnover rate will result in distributions characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income rates, but are additionally disadvantaged because they are received from a “regulated investment company.”

Response: The disclosure has been revised as requested.

October 25, 2016

26.	Also with respect to the Principal Investment Risks for The Core Fixed Income Portfolio – Municipal Bond Risk, you requested that additional risk disclosure be added, to the extent that private activity bonds are used, that such securities are not exempt from the alternative minimum tax and have a significantly higher credit risk than general obligation municipal bonds and as a result, they may pay a higher yield.

Response: The disclosure has been revised as requested.

27.	With respect to the Principal Investment Strategies for The Fixed Income Opportunity Portfolio, you noted that the disclosure states that the Portfolio may invest in “collateralized loan obligations (CLOs), collateralized bond obligations (CBOs) and collateralized debt obligations (CDOs) (expected to be limited to less than 15% of the Portfolio), agency and non-agency mortgage-backed securities, collateralized mortgage obligations, commercial mortgage-backed securities and asset-backed securities, REITs, foreign fixed income securities, including emerging market debt, convertible bonds, preferred stocks, treasury inflation bonds, loan participations, swaps and fixed and floating rate loans” and inquired as to whether the 15% limitation applied to all of the derivatives listed or just CDOs. You also requested quantification of the Portfolio’s investments in non-agency MBS and CMBS, ABS, CLOs, CBOs, CDOs, junk bonds, and Rule 144A bonds and to the extent that such securities exceed 15% of the Portfolio’s assets, you inquired as to the procedures by which the Board would determine that such securities are liquid.

Response: With respect to the first part of your comment, the disclosure will be revised to provide additional clarity. With respect to the second part of your comment, the Portfolio currently has approximately 20% of its total net assets invested in the specified instruments. With respect to liquidity determinations, please see the response to comment 14, above.

28.	With respect to The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio, you requested quantification of the Portfolio’s investments in MBS, ABS, CMO, REMIC and SMBS investments and to the extent that such securities exceed 15% of the Portfolio’s assets, you inquired as to the procedures by which the Board would determine that such securities are liquid.

Response: As indicated by the Portfolio’s name, and in compliance with Rule 35d-1, approximately 85% of the assets of the U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio are invested in the specified instruments. With respect to liquidity determinations, please see the response to comment 14, above.

October 25, 2016

29.	With respect to the Principal Investment Strategies for The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio, you requested that the disclosure clarify the fact that income from MBS, ABS, CMO, REMIC and SMBS investments will be taxed at ordinary income rates.

Response: Disclosure to this effect will be added to the Principal Risks Section.

30.	With respect to the Principal Investment Strategies for The Short-Term Municipal Bond Portfolio, you asked that the ratings symbols for the fourth highest category be provided.

Response: The disclosure has been revised as requested.

31.	With respect to The Intermediate Term Municipal Bond Portfolio and The Intermediate Term Municipal Bond II Portfolio, you requested that additional risk disclosure be added regarding private activity bonds, if applicable.

Response: Private activity bonds are not a principal strategy for this Portfolio.

32.	With respect to The Intermediate Term Municipal Bond II Portfolio, you requested further information on the Portfolio’s policies with respect to concentration of its investments in securities of any one jurisdiction or type of project.

Response: The Portfolio does not have a policy to concentrate its investments in the securities of any one jurisdiction or type of project.

33.	With respect to the disclosure on purchases in-kind, you requested that the disclosure be revised to indicate that once an order is accepted, the purchase would be executed at the NAV next determined after the order was received rather than after the decision to accept such order.

Response: Registrant believes that the current disclosure is accurate with respect to in-kind purchases. When an in-kind purchase offer is made, it may take several days to determine whether the proffered securities are appropriate for acceptance by the Portfolio. Once such determination is made and the securities are added to the Portfolio, they cannot be back-dated as to their valuation, so the appropriate NAV is that of the day the securities are accepted.

Very truly yours,

Don Felice